Exhibit 99.3

Pharvaris N.V.

Unaudited Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2025

Unaudited condensed consolidated statement of loss and other comprehensive loss

		Three months ended September 30,		Nine months ended September 30,
		2025	2024	2025	2024
	Notes	€	€	€	€
Research and development expenses	3	(29,814,908)	(25,782,650)	(90,337,209)	(67,363,600)
General and administrative expenses	4	(9,849,591)	(12,119,623)	(31,886,698)	(33,232,533)
Total operating expenses		(39,664,499)	(37,902,273)	(122,223,907)	(100,596,133)
Finance (expense)/income	6	2,345,995	(3,578,394)	(6,410,657)	1,721,377
Loss before income tax		(37,318,504)	(41,480,667)	(128,634,564)	(98,874,756)
Income taxes	7	181,469	(230,091)	(323,980)	(585,831)
Net Loss		(37,137,035)	(41,710,758)	(128,958,544)	(99,460,587)
Other comprehensive loss
Items that may be reclassified to profit or loss:
Exchange (losses) gains arising on translation of foreign operations		(10,062)	(100,070)	(399,979)	(43,331)
Total comprehensive loss attributable to:
Equity holders of the Company		(37,147,097)	(41,810,828)	(129,358,523)	(99,503,918)
Loss per share attributable to the equity holders of the Company during the periods
Basic and diluted loss per share:	19	(0.60)	(0.77)	(2.26)	(1.84)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statement of financial position

		September 30, 2025	December 31, 2024
	Notes	€	€
Assets
Non-current assets
Property, plant and equipment	8	690,166	667,000
Right of use assets	9	561,254	813,842
Deferred tax assets	7	457,857	474,347
Current assets
VAT receivables	10	400,012	457,834
Other current assets	11	4,964,146	5,747,025
Cash and cash equivalents	12	329,285,629	280,728,037
Current tax receivable	10	2,537,137	2,486,680
Total assets		338,896,201	291,374,765

Equity and liabilities
Equity
Share capital	13	7,795,134	6,525,539
Share premium		789,514,213	623,641,380
Other reserves		47,569,667	39,711,103
Currency translation reserve		(262,253)	137,726
Accumulated loss		(532,376,121)	(402,255,007)
Total equity		312,240,640	267,760,741

Long term liabilities
Non-current lease liability	9	441,040	639,043
Current liabilities
Trade and other payables	14	2,548,047	4,562,900
Accrued liabilities	15	22,679,349	17,588,407
Current lease liability	9	137,617	222,427
Current tax payable		849,508	601,247
Total liabilities		26,655,561	23,614,024
Total equity and liabilities		338,896,201	291,374,765

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statement of changes in equity

For the nine months ended September 30, 2025 and September 30, 2024

		Share capital	Share premium	Other reserves	Currency translation reserve	Accumulated losses	Total Equity
	Notes	€	€	€	€	€	€
Balance at January 1, 2024		6,274,833	615,811,986	27,894,796	(14,584)	(265,918,628)	384,048,403
Net Loss		—	—	—	—	(99,460,587)	(99,460,587)
Issue of share capital		165,000	(165,000)	12,609	—	—	12,609
Transaction costs on issue of shares		—	592,000	—	—	—	592,000
Currency translation reserve		—	—	—	(43,331)	—	(43,331)
Share-based payments	18	—	—	11,369,994	—	—	11,369,994
Settlement of share-based payments		68,140	4,681,202	(3,110,480)	—	(1,370,923)	267,939
Balance at September 30, 2024		6,507,973	620,920,188	36,166,919	(57,915)	(366,750,138)	296,787,027
Balance at January 1, 2025		6,525,539	623,641,380	39,711,103	137,726	(402,255,007)	267,760,741
Net Loss		—	—	—	—	(128,958,544)	(128,958,544)
Issue of share capital	13	1,207,500	170,029,468	—	—	—	171,236,968
Transaction costs on issue of shares		—	(10,888,679)	—	—	—	(10,888,679)
Currency translation reserve		—	—	—	(399,979)	—	(399,979)
Settlement of share-based payments		62,095	6,732,044	(6,654,004)	—	(1,162,570)	(1,022,435)
Share-based payments	18	—	—	14,512,568	—	—	14,512,568
Balance at September 30, 2025		7,795,134	789,514,213	47,569,667	(262,253)	(532,376,121)	312,240,640

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statement of cash flows

For the nine months ended September 30, 2025 and 2024

		2025	2024
	Notes	€	€
Operating activities
Loss before tax		(128,634,564)	(98,874,756)
Non-cash adjustments to reconcile loss before tax to net cash flows from operations:
Share-based payment expense	18	14,512,568	11,369,994
Depreciation expense	4	313,485	178,604
Net foreign exchange loss	6	11,981,990	2,561,497
Finance income	6	(410,470)	(4,127,865)

Changes in working capital:
Decrease (increase) in receivables		57,822	(221,874)
Increase in other current assets		1,543,852	1,271,056
(Decrease) Increase trade and other payables		(3,938,399)	1,284,669
Increase (decrease) in accrued liabilities		5,089,500	(361,382)

Income taxes (paid)		(80,522)	(2,350,535)
Received interest		443,862	4,094,083
Net cash flows used in operating activities		(99,120,876)	(85,176,509)

Investing activities
Purchase of property, plant and equipment	8	(163,081)	(377,169)
Net cash flows used in investing activities		(163,081)	(377,169)

Financing activities
Proceeds from issue of shares	13	171,400,309	1,651,470
Transaction costs on issue of shares		(10,911,884)	592,000
Payment of principal portion of lease liabilities	9	(152,697)	(133,077)
Net cash flows provided by financing activities		160,335,728	2,110,393

Net increase (decrease) in cash and cash equivalents		61,051,771	(83,443,285)
Cash and cash equivalents at the beginning of the period		280,728,037	391,231,637
Effect of exchange rate changes		(12,494,179)	(2,595,237)
Cash and cash equivalents at the end of the period	12	329,285,629	305,193,115

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Notes to the unaudited condensed consolidated interim financial statements

1. Corporate and Group information

This section provides general corporate and group information about Pharvaris N.V. and its subsidiaries.

1.1 Corporate information

Pharvaris N.V. was incorporated on September 30, 2015 and is based in Leiden, the Netherlands.

The Company’s registered office is located at Emmy Noetherweg 2, Leiden. The Company is registered at the Chamber of Commerce under file number 64239411.

Pharvaris is a late-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema and other bradykinin-mediated diseases.

The unaudited condensed consolidated interim financial statements of Pharvaris N.V. (the “Company” or “Pharvaris”) and its subsidiaries (collectively, “The Group”) as of September 30, 2025, and December 31, 2024, and for the three and nine months ended September 30, 2025 and 2024 were authorized for issue in accordance with a resolution of the directors on November 12, 2025.

1.2 Group information

Subsidiaries

The unaudited condensed consolidated interim financial statements of the Group include:

		Country of	% of equity interest as September 30,
Name	Legal seat	incorporation	2025	2024
Pharvaris Holdings B.V.	Leiden	The Netherlands	100%	100%
Pharvaris Netherlands B.V.	Leiden	The Netherlands	100%	100%
Pharvaris GmbH	Zug	Switzerland	100%	100%
Pharvaris, Inc.	Delaware	United States of America	100%	100%
Pharvaris Pharmaceuticals, Inc.*	Delaware	United States of America	100%	NA

*Pharvaris Pharmaceuticals, Inc was incorporated in June 2025

The ultimate parent company of the Group is Pharvaris N.V., which is based in the Netherlands.

2. Summary of significant accounting policies

2.1 Basis of preparation

The unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and should be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2024 (“last annual financial statements”). These unaudited condensed consolidated interim financial statements do not include all the information required for a complete set of financial statements prepared in accordance with IFRS as issued by the IASB.

However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

The unaudited condensed consolidated interim financial statements have been prepared on a historical cost basis. Unless otherwise stated, the unaudited condensed consolidated interim financial statements are presented in euros and all values are rounded to the nearest EUR (€), except per share amounts.

Certain personnel, consulting, and facility related costs previously reported under General and Administrative expenses were determined to be more appropriately classified as Research and Development expenses. The Company reclassified approximately €0.8 million and €1.8 million from General and Administrative expenses to Research and Development expenses for the three and nine months ending, September 30, 2025, respectively. This reclassification had no impact on the total operating expenses, net loss, or loss per share.

2.2 Going concern

Management assessed the Company’s ability to fund its operations for a period of at least 12 months after the date of signing these financial statements. Management has not identified significant going concern risks. The financial statements of the Company have been prepared on the basis of the going concern assumption based on its existing funding, taking into account the Company’s current cash position and the projected cash flows based on the activities under execution on the basis of Pharvaris’ business plan and budget.

2.3 Use of judgements and estimates

In preparing these unaudited condensed consolidated interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

2.4 Change in material accounting policies

The accounting policies applied in these unaudited condensed consolidated interim financial statements are the same as those applied in the consolidated financial statements for the year ended December 31, 2024.

Effective Standards

IASB’s Amendments to IAS 21 — Lack of Exchangeability (issued May 2024, effective for annual reporting periods beginning on or after 1 January 2025) provide guidance on how to determine the spot exchange rate when a currency is not exchangeable into another currency. An entity applies the amendments for annual reporting periods beginning on or after 1 January 2025. The Group has evaluated that there is no impact on the company due to this amendment.

New standards and interpretations issued not yet effective

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) which replaces IAS 1 Presentation of Financial Statements. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. The first three categories are new. These categories are complemented by the requirement to present subtotals and totals for “operating profit or loss”, “profit or loss before financing income and taxes” and “profit or loss”. IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted. The Group is currently evaluating the impact of this amendment.

There are no other IFRS or IFRIC interpretations that are not yet effective and that are expected to have a material impact to the interim consolidated financial statements.

3. Research and development expenses

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
	€	€	€	€
Clinical expenses	(16,501,843)	(15,437,752)	(48,551,185)	(37,824,808)
Personnel expenses (Note 5)	(9,019,095)	(7,357,286)	(26,796,193)	(18,988,262)
Nonclinical expenses	(1,433,314)	(307,324)	(6,141,579)	(2,012,770)
Manufacturing costs	(2,747,027)	(2,535,747)	(8,546,654)	(6,671,718)
License costs	—	—	—	(1,500,000)
Intellectual Property costs	(113,629)	(144,541)	(301,598)	(366,042)
	(29,814,908)	(25,782,650)	(90,337,209)	(67,363,600)

Development expenses are currently not capitalized but are recorded in the condensed consolidated statements of profit or loss and other comprehensive loss because the recognition criteria for capitalization are not met.

Clinical expenses include costs of conducting and managing our sponsored clinical trials, including clinical investigator cost, costs of clinical sites, and costs for CRO’s assisting with our clinical development programs and travel expenses.

Manufacturing expenses include costs related to manufacturing of active pharmaceutical ingredients and manufacturing of the products used in our clinical trials and research and development activities as well as travel expenses.

Nonclinical expenses include costs of our outsourced discovery and nonclinical development studies and associated travel expenses.

Licensing costs consist of milestone payments reflecting the start of the Phase III study.

4. General and administrative expenses

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
	€	€	€	€
Personnel expenses (Note 5)	(5,345,074)	(5,335,091)	(16,149,932)	(13,013,284)
Professional fees	(1,627,647)	(2,222,064)	(5,918,567)	(5,555,020)
Facilities, communication & office expenses	(1,276,944)	(1,632,564)	(4,017,027)	(4,779,786)
Accounting, tax and auditing fees	(566,839)	(868,389)	(1,928,068)	(2,973,074)
Travel expenses	(252,162)	(656,615)	(851,363)	(1,679,755)
Consulting fees	—	(13,999)	(76,065)	(873,475)
Other expenses	(780,925)	(1,390,901)	(2,945,676)	(4,358,139)
	(9,849,591)	(12,119,623)	(31,886,698)	(33,232,533)

Since 2022, the Group entered into a number of short-term rental arrangements, the expenses are included in "Other expenses".

Depreciation expense for the nine months ended September 30, 2025 and 2024 was €0.3 million and €0.1 million, which related to property, plant and equipment and leases and is included in the 'Other expenses' line.

5. Personnel expenses

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
	€	€	€	€
Wages and salaries	(8,061,028)	(6,560,758)	(24,016,378)	(17,584,283)
Share-based payments	(4,887,538)	(5,081,691)	(14,512,568)	(11,369,994)
Other social security charges	(801,356)	(658,871)	(2,428,092)	(1,904,297)
Pension charges	(438,180)	(391,057)	(1,572,337)	(1,142,972)
Other employee related costs	(176,067)	—	(416,750)	—
	(14,364,169)	(12,692,377)	(42,946,125)	(32,001,546)

The average number of staff (in FTEs) employed by the Group in the nine months ended September 30, 2025 was 118 (2024: 83).

6. Finance (expense)/ income

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
	€	€	€	€
Foreign exchange differences	244,644	(5,545,458)	(10,645,113)	(2,406,488)
Interest and other income over bank balances	2,151,385	1,976,199	4,348,577	4,154,755
Other finance expenses	(50,034)	(9,135)	(114,121)	(26,890)
	2,345,995	(3,578,394)	(6,410,657)	1,721,377

7. Income taxes

Income taxes are accounted for in line with IAS 34. The interim period is considered part of a larger financial year, where the income tax is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated tax expenses are determined based on a full-year basis (P&L) and subsequently allocated using the expected full year effective tax rate. The discrete items are recognized in full in the interim period in which they emerge. In the total interim tax charge, no distinction is made between current and deferred tax expenses/ income.

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
	€	€	€	€
Income tax benefit / (expense)	11,006	(230,091)	(363,915)	(585,831)
Deferred tax charge	170,463	—	39,935	—
Income tax expense	181,469	(230,091)	(323,980)	(585,831)

The tax expense over the three and nine months ended September 30, 2025 and 2024 relates to the Company's U.S. and Dutch subsidiaries as the result of a cost-plus agreement between the Company's principal entity and the U.S. and the Dutch subsidiaries, resulting in an estimated taxable profit in the U.S. and the Netherlands.

Reconciliation of income tax benefit at statutory tax rate and the income tax expense as reported in the unaudited condensed consolidated statement of profit or loss and other comprehensive income is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
	€	€	€	€
Loss before income tax	(37,318,504)	(41,480,667)	(128,634,564)	(98,874,756)
Income tax at statutory income tax rate in the Netherlands (25.8%)	9,628,175	10,702,012	33,187,718	25,509,687
Effect of tax rates in other countries	(5,527,205)	(5,822,028)	(18,449,216)	(14,234,908)
Deferred tax assets recognition effects	(4,016,655)	(4,810,058)	(14,553,604)	(10,817,261)
Non-deductible expenses	(180,840)	(300,017)	(696,700)	(873,626)
Transfer Pricing adjustment	(3,795)	—	(47,782)	—
Prior period adjustments	281,789	—	235,604	(169,723)
Income tax expense	181,469	(230,091)	(323,980)	(585,831)

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year, bearing in mind the impact of non-discrete and discrete items. Non discrete items in the income tax expense are recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. Discrete items in the income tax expense are recognized at the applicable statutory tax rate.

The (estimated) average annual tax rate used for the nine months ended September 30, 2025 was 0.25%, compared to 0.59% for the nine months ended September 30, 2024.

The current period losses for which no deferred tax asset has been recognized mainly consists of the unrecognized tax effect of losses incurred in Switzerland. The differences in the overseas tax rates are due to the lower tax rate in Switzerland compared to the statutory income tax rate in the Netherlands.

Pharvaris N.V. is the head of the fiscal unity including Pharvaris Netherlands B.V. and Pharvaris Holdings B.V.

Deferred tax

Deferred taxes have been recognized to the extent that management concludes that there is sufficient probability as per IAS 12 that there will be future taxable profits available in the foreseeable future against which the unused tax losses and deductible temporary differences can be utilized.

Deferred tax assets relating to losses carried forward have not been recognized, and deferred tax assets on deductible temporary differences in excess of deferred tax liabilities on taxable temporary differences have not been recognized in the consolidated statement of profit and loss and other comprehensive income for the Dutch fiscal unity.

8. Property, plant and equipment

	September 30, 2025	December 31, 2024
Net book value	€	€
Balance at beginning of period	667,000	223,678
Additions	163,081	538,085
Depreciation expenses	(139,915)	(94,763)
Balance at end of period	690,166	667,000

	September 30, 2025	December 31, 2024
Cumulative depreciation	€	€
As of January 1,	(220,136)	(125,373)
Depreciation	(139,915)	(94,763)
Balance at end of period	(360,051)	(220,136)

	September 30, 2025	December 31, 2024
Cumulative Costs	€	€
Balance at beginning of period	887,136	349,051
Additions	163,081	538,085
Balance at end of period	1,050,217	887,136

During the nine months ended September 30, 2025, the Group acquired assets with a cost of €0.3 million (December 31, 2024: €0.5 million). The acquisitions were mainly related to equipment, tools and installations.

9. Leases

The following table provides information about the Group’s right-of-use assets:

	September 30, 2025	December 31, 2024
	€	€
Balance at beginning of period	813,842	231,893
Addition	—	756,748
Depreciation charges	(173,571)	(174,799)
Impact of transaction of foreign currency	(79,017)	—
Balance at end of period	561,254	813,842

The following table provides information about the Group’s lease liabilities at September 30, 2025:

	September 30, 2025	December 31, 2024
	€	€
Office leases	(578,657)	(861,470)
Total lease liability	(578,657)	(861,470)
Current portion	(137,617)	(222,427)
Non-current portion	(441,040)	(639,043)

Office leases consist of (i) a lease that was entered into on December 1, 2022 with an expiration date of November 30, 2025 for offices in Leiden, the Netherlands, and (ii) a new lease agreement entered into on October 16, 2024 with an expiration date of December 31, 2029, for office space in Lexington, Massachusetts, United States of America (the "U.S.").

On June 30, 2024 a lease related to office space in Lexington, Cranberry One Suite 300, expired.

The average incremental borrowing rate applied to the lease liability related to the Leiden lease was 7.77% during the nine months ended September 30, 2025 and the twelve months ended December 31, 2024.

The average incremental borrowing rate applied to the lease liability related to the U.S. lease was 6.39% for the year ended nine months ended September 30, 2025 and the twelve months ended December 31, 2024.

Depreciation expense was €0.2 million and €0.1 million for the nine months ended September 30, 2025 and 2024, respectively, and is reflected in general and administrative expenses as determined by the underlying activities.

The total expense related to short-term and low-value leases for the nine months ended September 30, 2025 and 2024, was €0.1 million and €0.1 million, respectively, and is included in facility, communication, and office expenses.

Cash outflows related to leases during the nine months ended September 30, 2025 and 2024 were €0.1 million and €0.1 million, respectively.

10. Receivables

	September 30, 2025	December 31, 2024
	€	€
Current tax receivable	2,537,137	2,486,680
VAT receivables	400,012	457,834
	2,937,149	2,944,514

11. Other current assets

	September 30, 2025	December 31, 2024
	€	€
Prepayments	4,964,146	5,747,025
	4,964,146	5,747,025

Prepayments mainly relate to prepaid insurance, prepaid research and development expenses and rent.

12. Cash and cash equivalents

As of September 30, 2025 and December 31, 2024, there were no restricted cash and cash equivalent balances. Cash and cash equivalent balances as of September 30, 2025 include investments in money market funds of €237.5 million at fair market value. (Cost: €95.7 million) (December 31, 2024: Euro nil).

13. Equity

On September 30, 2025, the Company’s authorized share capital amounted to € 14.1 million divided into 117,500,000 ordinary shares each with a nominal value of twelve eurocents (€0.12).

As of September 30, 2025, the total number of issued and fully paid shares was 64,959,454 (2024: 54,007,711). On September 30, 2025, the issued share capital totaled €7.8 million (2024: €6.5 million).

In March 2022, the Company filed a Form F-3 Registration Statement and prospectus, allowing the Company to sell up to $350 million of its securities with the Securities and Exchange Commission. This Registration Statement was supplemented by a prospectus supplement covering an at-the-market program providing for the sales from time to time of up to $75 million of its ordinary shares pursuant to a Sales Agreement with Leerink Partners.

As of September 30, 2025, the Company has sold a total of 593,927 ordinary shares under the sales agreement generating total net proceeds of €9.3 million ($9.8 million), after deducting €0.3 million ($0.3 million), which was payable to Leerink Partners as commission in respect of such sales. On April 12, 2024, the Company terminated the March 2022 sales agreement and entered into a new sales agreement with Leerink Partners (the “April 2024 Sales Agreement”), pursuant to which it may sell ordinary shares having an aggregate offering price of up to $175 million from time to time through Leerink Partners. In April 2024, the Company filed a Form F-3 ASR Registration Statement (the “F-3 ASR”) and prospectus, allowing the Company to sell an unspecified amount of its securities with the Securities and Exchange Commission. The F-3 ASR was supplemented by a prospectus supplement covering an at-the-market program providing for the sales from time to time of up to $175 million of its ordinary shares pursuant to the April 2024 Sales Agreement.

In June 2023, the Company sold a total of 6,951,340 ordinary shares, par value €0.12 per share, in a private placement at a purchase price of $10.07 per ordinary share. The sale generated total proceeds of approximately €64.2 million ($70 million).

In December 2023, the Company entered into an underwriting agreement with Morgan Stanley & Co. LLC and Leerink Partners, LLC as underwriters, pursuant to which the Company agreed to issue and sell (i) 11,125,000 ordinary shares, par value €0.12 per share and (ii) pre-funded warrants to purchase up to 1,375,000 ordinary shares in an underwritten offering. The offering closed on December 8, 2023, and the Company generated net proceeds of €261.6 million ($282.0 million), after deducting bank fees of €16.7 million ($18.0 million).

The pre-funded warrants were exercised in January 2024 for gross exercise proceeds of $0.01 million and resulted in issuance of 1,375,000 ordinary shares.

In March 2024, the Company received a partial reimbursement for certain of its expenses in connection with the December 2023 offering which have been accounted for in the share premium.

In July 2025, the Company entered into an underwriting agreement with Morgan Stanley & Co. LLC and Leerink Partners, LLC as representatives of the underwriters, pursuant to which the Company agreed to issue and sell (i) 9,562,500 ordinary shares, par value €0.12 per share and (ii) pre-funded warrants to purchase up to 500,000 ordinary shares in an underwritten offering. The offering closed on July 24, 2025, and the Company generated net proceeds of €160.3 million ($188.5 million), after deducting fees and expenses of €10.9 million ($12.8 million).

The pre-funded warrants were exercised in September 2025 for gross exercise proceeds of €0.04 million ($0.05 million) and resulted in issuance of 500,000 ordinary shares.

Issued shares

	September 30, 2025	December 31, 2024
	Number of shares	Number of shares
Ordinary shares	64,959,454	54,379,491
	64,959,454	54,379,491

14. Trade and other payables

	September 30, 2025	December 31, 2024
	€	€
Trade payables	2,548,047	4,562,900
	2,548,047	4,562,900

15. Accrued liabilities

	September 30, 2025	December 31, 2024
	€	€
Clinical accrued liabilities	9,382,209	5,221,572
Personnel related accruals	7,932,250	7,827,392
Manufacturing accrued liabilities	2,547,462	1,767,291
Nonclinical accrued liabilities	314,601	445,238
Consulting, professional and audit liability	1,018,154	729,162
Other accrued liabilities	1,484,673	1,597,752
	22,679,349	17,588,407

16. Risk management activities

The Group’s risk management activities are the same as disclosed in Note 17 of the consolidated financial statements for the year ended December 31, 2024.

17. Fair values

Fair values of cash balances, trade receivables, trade payables, and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The fair value of the cash equivalents, Group’s financial instruments measured at fair value on recurring basis, is categorized within level 1 of the fair value hierarchy, as the valuation is based on quoted net asset values (NAV) in active markets at the reporting date.

18. Share-based payments

In 2016, the Company implemented an Equity Incentive Plan (the “Plan”) in order to advance the interests of the Company’s shareholders by enhancing the Company’s ability to attract, retain and motivate persons who are expected to make important contributions to the Company and by providing such persons with performance-based incentives that are intended to better align the interests of such persons with those of the Company’s shareholders. This plan has been superseded by the 2021 Equity Incentive Plan (the “2021 Plan”).

Set out below is an overview of changes in the Stock Options and Restricted Stock Units (“RSUs”) during the nine months ended September 30, 2025.

	Stock Options		RSUs
	Outstanding options	Weighted average exercise price	Outstanding RSUs
		€
Outstanding January 1, 2025	3,869,188	12.36	1,272,790
Granted	630,000	14.74	634,005
Exercised (Vested and Settled)	(230,293)	1.64	(373,938)
Forfeited	—	—	(18,349)
Expired Options	(139,167)	16.55	—
Outstanding September 30, 2025	4,129,728	12.56	1,514,508

During the nine months ended September 30, 2025, a total of 423,005 RSUs were granted to employees that joined the Group in the same period and to existing employees. The RSUs shall vest equally over a four-year period on each of the four anniversaries of the vesting start date until either the RSUs are fully vested or the RSUs holders’ continuous service terminates.

During the nine months ended September 30, 2025, 186,000 RSUs were issued to existing key management. The RSUs shall vest over a four-year period, with 25% of the aggregate number of RSUs vesting on the 12-month anniversary of the vesting commencement date, and thereafter 1/48th of the aggregate number of RSUs vesting on each subsequent monthly anniversary of the vesting commencement date, subject to continuous service through each applicable vesting date.

During the nine months ended September 30, 2025, 25,000 RSUs were issued to members of the Board of Directors. The RSUs shall vest on the 12-month anniversary of the vesting start date.

The fair value of the RSUs is determined based on the share value per ordinary share at the grant date (or at the first trading day after the grant date if the Nasdaq Stock Exchange is not open on this date). The grant dates and share closing prices for grants during the first nine months of 2025 were: February 1 (€16.57), March 1 (€14.60), March 12 (€14.71), April 1 (€13.74), and May 1 (€15.80), July 1(€14.61), August 1(€17.26) and September 1(€19.21), respectively.

On March 12, 2025, a total of 75,000 stock options were granted to members of the Board of Directors with an exercise price of €14.74 per share with a final exercise date of March 11, 2035, unless forfeited or exercised on an earlier date. 100% of the aggregate number of shares subject to the option shall vest on the 12-month anniversary of the vesting commencement date, subject to the option holder’s continuous service.

On March 12, 2025, a total of 555,000 stock options were granted to members of key management with an exercise price of €14.74 per share with a final exercise date of March 11, 2035, unless forfeited or exercised on an earlier date. 25% of the aggregate number of shares subject to the option shall vest on the 12-month anniversary of the vesting commencement date, and thereafter 1/48th of the aggregate number of shares subject to the option shall vest on each subsequent monthly anniversary of the vesting commencement date, subject to the option holder’s continuous service through each applicable vesting date.

As of September 30, 2025, a total number of 2,652,936 stock options are exercisable (September 30, 2024: 2,346,733).

For the nine months ended September 30, 2025, the Group recognized €14.5 million of share-based payment expense in the unaudited condensed consolidated statement of income or loss and other comprehensive income (nine months ended September 30, 2024: €11.4 million).

The inputs and outputs used in the measurement of the fair value per option at each grant/ measurement date using the Black-Scholes formula (including the related number of options and the fair value of the options) were as follows:

	March 12, 2025*	March 12, 2025**
Number of options	75,000	555,000
Fair value of the options	€11.86	€12.19
Fair value of the ordinary shares	€14.71	€14.71
Exercise price	€14.74	€14.74
Expected volatility (%)	105%	105%
Expected life (years)	5.5	6.1
Risk-free interest rate (%)	4.3%	4.3%
Expected dividend yield	—	—

* Granted to the Board of Directors

** Granted to members of key management

19. Basic and diluted loss per share

Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of issued and outstanding ordinary shares during the three months ended September 30, 2025 and 2024.

All of the Company’s potential dilutive securities have been excluded from the computation of diluted net loss per share attributable to ordinary stockholders as the effect of including them would be antidilutive.

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
	€	€	€	€
Net Loss	(37,137,035)	(41,710,758)	(128,958,544)	(99,460,587)
Weighted average number of ordinary shares outstanding	62,255,988	54,069,979	57,172,297	53,919,736
Basic and diluted loss per share	(0.60)	(0.77)	(2.26)	(1.84)

20. Commitments and Contingencies

Claims

There are no material claims known to management related to the activities of the Group.

Commitments

The Group's contractual obligations and commitments as of September 30, 2025 amounted to €117 million, (December 31, 2024: €109.9 million) primarily related to research and development activities.

The Group had no contingent liabilities and no contingent assets as of September 30, 2025 and December 31, 2024.

21. Related parties

Note 1.2 provides information about the Group’s structure, including details of the subsidiaries and the holding company. The following provides the total amount of transactions that have been entered into with related parties for the relevant financial period.

Key management personnel compensation

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
	€	€	€	€
Short term employee benefits	1,238,937	1,509,102	3,856,915	4,171,088
Post employee benefits	63,781	101,198	196,793	227,387
Share-based payments	2,744,836	3,101,495	8,697,178	6,502,415
Total	4,047,554	4,711,795	12,750,886	10,900,890

The Group engages a management entity for the purpose of providing key management services and/or strategic advisory services to the Company. This management entity is considered a related party, as it provides key management advisory services and exercises key management functions.

The aggregate amount of expense recognized in the unaudited condensed consolidated interim financial statements related to this related party was €0.5 million in each of the nine months ended September 30, 2025 and 2024, respectively.

The outstanding balances payable to key management personnel, or entities which they control, as per September 30, 2025 and December 31, 2024 were €1.2 million and €1.5 million, respectively.

22. Events after the reporting period

The Company has evaluated subsequent events through November 12, 2025, which is the date the condensed consolidated interim financial statements were authorized for issuance, and did not identify any significant event after reporting period that needs to be disclosed.

Signatories to the unaudited condensed consolidated interim financial statements

Leiden, November 12, 2025

Pharvaris N.V.

Board of Directors

B.A.E. Modig	R.H. Glassman

E. Björk	J.G.C.P. Schikan

D.P. Meeker	V. Monges